UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: October 2013	Commission File Number: 001-33526

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
(Name of Registrant)

545 Promenade du Centropolis, Suite 100
Laval, Québec, Canada H7T 0A3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.

Date: October 15, 2013	By:	/s/ Henri Harland
	Name:	Henri Harland
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Management Analysis of the Financial Situation and Operating Results for the three-month and six-month periods ended August 31, 2013
99.2	Consolidated Interim Financial Statements for the three-month and six-month periods ended August 31, 2013 and 2012
99.3	Certification of Interim Filings - CEO
99.4	Certification of Interim Filings - CFO